Paul Hastings
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farrahshort@paulhastings.com

August 8, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of July 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw 8/10

Paul Hastings
ATTORNEYS

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short /jn

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.5

Schedule 1

Information Published, Filed or Distributed during July 2007

1. Cancellation of Joint Venture Contracts for Sales Subsidiaries in U.K. and Spain (Exhibit 1)

Exhibit 1

July 10, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of the Tokyo Stock Exchange)

Cancellation of Joint Venture Contracts for Sales Subsidiaries in U.K. and Spain

Yamaha Music Holding Europe GmbH (Head Office: Rellingen, Germany, Representative: Masato Oike, President; hereinafter, YMHE) will cancel joint venture contracts with local minority shareholders of two sales companies — Yamaha-Kemble Music (U.K.) Ltd. and Yamaha-Hazen Musica, S.A. — and take associated measures to acquire the shareholdings of the minority interests in those companies. YMHE is a Yamaha Corporation subsidiary that operates as a holding company for sales companies in Europe.

Amid the EU's rapid expansion and other sharp changes in the operating environment, Yamaha in 2002 established YMHE to integrate its operations and has subsequently worked to develop European business in an integrated and efficient manner. However, to establish a business base in Europe that is capable of even more rapid decision making and more operational flexibility than previously, Yamaha has cancelled joint venture contracts with local investors in the U.K. and Spain regarding joint venture sales companies that have operated in the U.K. and Spain for many years. This is not expected to have a material impact on Yamaha's consolidated performance.

• Outline of the Two Companies

(1) Company name: Yamaha-Kemble Music (U.K.) Ltd. (established 1968)
Future name: Yamaha Music (U.K.) Ltd. (Scheduled to be changed in autumn 2007)
Address: Milton Keynes, U.K.
Representative: Joint Managing Director: Yoshichika Sakai, Andrew Kemble
Capital: £25,000 (Percent ownership: YMHE 87.5%, Local capital 12.5%)
Lines of business: Import and sales of musical instruments and professional audio equipment
Number of employees: 146 (including seven employees posted from Japan)
Net sales: £ 60.1M(fiscal year ended March 31, 2007)
Territory: U.K., Ireland

(2) Company name: Yamaha-Hazen Musica, S.A. (established 1986)
Future name: Yamaha Musica Iberica, S.A. (Scheduled to be changed in September 2007)
Address: Madrid, Spain
Representative: Koichi Yoshida, President
Capital: €1,505,000 (Percent ownership: YMHE 75%, Local capital 25%)
Lines of business: Import and sales of musical instruments and professional audio equipment
Number of employees: 40 (including two employees posted from Japan)
Net sales: € 35.6M(fiscal year ended March 31, 2007)
Territory: Spain, Portugal

For further information, please contact:
YAMAHA CORPORATION
Public Relations Division, Public & Investor Relations Group
Telephone: +81-3-5488-6601

END